

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 25, 2003, Series 2003-5	333-103591

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: [signature]
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: April 25, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2003-5
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-5

$298,500,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer



The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Structural Term Sheet | **Date Prepared: April 21, 2003**

$298,500,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-5

Class [1]	Approximate Bond Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P/Fitch) [5]	Last Scheduled Payment Date
A-1	$228,900,000	Floating Rate Senior	2.07 / 2.67	2.04 / 2.58	1-46 / 1-167	Aaa/AAA/AAA	January 2033
A-2	$14,850,000	Floating Rate Senior	2.07 / 2.67	2.03 / 2.57	1-46 / 1-167	Aaa/NA/AAA[6]	January 2033
M-1	$22,500,000	Floating Rate Mezzanine	2.07 / 2.67	2.02 / 2.55	1-46 / 1-167	Aa2/AA+/AAA	January 2033
M-2	$17,250,000	Floating Rate Mezzanine	2.07 / 2.67	1.98 / 2.48	1-46 / 1-167	A2/AA-/AA	January 2033
B	$15,000,000	Floating Rate Subordinate	2.07 / 2.67	1.91 / 2.36	1-46 / 1-167	Baa2/A/BBB	January 2033
Total:	**$298,500,000**						

(1) The Bonds are subject to a cap equal to the lesser of (i) 12.00% per annum and (ii) the Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the respective margins for the Class A-1 Bonds and Class A-2 Bonds will increase 2.0x, and (ii) the respective margins for the Class M-1 Bonds, Class M-2 Bonds and Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, George Arau, (212) 553-1426; Fitch, Lee-Tam Blumenthal, (212) 908-0323.
(6) Standard and Poor's will not be rating the Class A-2 Bonds.

Trust: Impac CMB Trust Series 2003-5.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before [July 1], 2003 it is expected that Countrywide Home Loans Servicing LP will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans

	and Fixed Rate First Lien Mortgage Loans deposited into the Trust on the Closing Date. Wendover Funding Inc. will sub-service the Fixed Rate Second Lien Mortgage Loans.
Underwriter:	Countrywide Securities Corporation (Co-Lead Manager) and Bear, Stearns & Co. Inc. (Co-Lead Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class A-1 Bonds and Class A-2 Bonds (together, the "Class A Bonds"), (ii) the Class M-1 Bonds and Class M-2 Bonds (together, the "Class M Bonds"), and (iii) the Class B Bonds (together with the Class M Bonds, the "Subordinate Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	April 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of April 1, 2003, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	April [23], 2003.
Expected Closing Date:	April [30], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in May 2003.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i)

any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in May 2013.

Pricing Prepayment Speed: The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $298,391,224, of which (i) approximately $282,829,772, or 94.78% by Sample Pool Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), (ii) approximately $7,266,655, or 2.44% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by first liens on the related mortgaged properties (the "Fixed Rate First Lien Mortgage Loans") and (iii) approximately $8,294,798, or 2.78% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by second liens on the related mortgaged properties (the "Fixed Rate Second Lien Mortgage Loans," and together, with the Fixed Rate First Lien Mortgage Loans, the "Fixed Rate Mortgage Loans"). Approximately 5.13% by Sample Pool Calculation Date Balance of the Fixed Rate Second Lien Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00%. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate: The Bond Interest Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 12.00%.

Premium Rate: Approximately 31.96% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.118%.

Net Mortgage Rate: The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to the Adjustable Rate Mortgage Loans, (ii) 0.25% with respect to the Fixed Rate First Lien Mortgage Loans and (iii) 0.75% with respect to the Fixed Rate Second Lien Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0067]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (a) and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the end of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the related Due Period over (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 12.00%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $139,751,800 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds (in sequential order, beginning with the Class A-1 Bonds) any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 59 months.

The Derivative Contracts will include five "balance-guaranteed" swap contracts with an initial declining notional balance of approximately $139,751,800 (the "Swap Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty, which will guarantee that, in any given period, the aggregate notional balance of the Swap Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P/Fitch	Subordination (at Issuance)*
Class A-1	Aaa/AAA/AAA	23.70%
Class A-2	Aaa/NA/AAA (1)	18.75%
Class M-1	Aa2/AA+/AAA	11.25%
Class M-2	A2/AA-/AA	5.50%
Class B	Baa2/A/BBB	0.50%

*Includes overcollateralization equal to 0.50% at issuance.
(1) Standard and Poor's will not be rating the Class A-2 Bonds.

1. Overcollateralization. The required initial and target overcollateralization will be equal to 0.50% of the Cut-off Date Balance.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds and the Class A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds (and the Class A-2 Bonds), beginning with the Class B Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter, to the Class A-2 Bonds. Any Realized Losses allocated to the Class A-2 Bonds and the Subordinate Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Interest funds, sequentially, to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds;
3. Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Bonds on a pro rata basis to build overcollateralization to the target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially, to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds, to cover any Unpaid Interest Shortfall Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) the Class A-2 Bonds, (ii) the Class M-1 Bonds, (iii) the Class M-2 Bonds and (iv) the Class B Bonds, in respect of previously unreimbursed Realized Losses;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2003-5, Class A-1

Price-DM Sensitivity Report

Settlement:	4/30/03
Class Balance:	$228,900,000
Pass-Thru Margin (pre-step-up):	0.320%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	32	32	32	32	32	32	32
WAL (yr)	9.39	5.88	2.53	2.07	1.72	1.45	1.26
MDUR (yr)	8.73	5.54	2.48	2.04	1.70	1.44	1.25
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	May-13	May-13	Dec-07	Feb-07	Jun-06	Dec-05	Aug-05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	46	38	39	39	39	39	39
WAL (yr)	18.12	7.46	3.26	2.67	2.23	1.90	1.63
MDUR (yr)	15.32	6.81	3.13	2.58	2.17	1.86	1.60
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	Jan-33	Nov-30	Dec-19	Mar-17	Jan-15	Apr-13	Dec-11

Impac CMB Trust Series 2003-5, Class A-2

Price-DM Sensitivity Report

Settlement:	4/30/03
Class Balance:	$14,850,000
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	50	50	50	50	50	50	50
WAL (yr)	9.39	5.88	2.53	2.07	1.72	1.45	1.26
MDUR (yr)	8.65	5.50	2.47	2.03	1.69	1.44	1.25
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	May-13	May-13	Dec-07	Feb-07	Jun-06	Dec-05	Aug-05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	71	59	60	60	61	61	61
WAL (yr)	18.12	7.46	3.26	2.67	2.23	1.90	1.63
MDUR (yr)	15.01	6.74	3.11	2.57	2.16	1.85	1.60
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	Jan-33	Nov-30	Dec-19	Mar-17	Jan-15	Apr-13	Dec-11

Impac CMB Trust Series 2003-5, Class M-1

Price-DM Sensitivity Report

Settlement: 4/30/03
Class Balance: $22,500,000
Pass-Thru Margin (pre-step-up): 0.800%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	80	80	80	80	80	80	80
WAL (yr)	9.39	5.88	2.53	2.07	1.72	1.45	1.26
MDUR (yr)	8.51	5.43	2.45	2.02	1.69	1.43	1.25
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	May-13	May-13	Dec-07	Feb-07	Jun-06	Dec-05	Aug-05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	97	87	88	88	89	89	89
WAL (yr)	18.12	7.46	3.26	2.67	2.23	1.90	1.63
MDUR (yr)	14.58	6.61	3.08	2.55	2.15	1.84	1.59
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	Jan-33	Nov-30	Dec-19	Mar-17	Jan-15	Apr-13	Dec-11

Impac CMB Trust Series 2003-5, Class M-2

Price-DM Sensitivity Report

Settlement:	4/30/03
Class Balance:	$17,250,000
Pass-Thru Margin (pre-step-up):	1.800%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	180	180	180	180	180	180	180
WAL (yr)	9.39	5.88	2.53	2.07	1.72	1.45	1.26
MDUR (yr)	8.08	5.20	2.40	1.98	1.66	1.41	1.23
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	May-13	May-13	Dec-07	Feb-07	Jun-06	Dec-05	Aug-05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	214	194	197	198	199	199	199
WAL (yr)	18.12	7.46	3.26	2.67	2.23	1.90	1.63
MDUR (yr)	13.16	6.23	2.98	2.48	2.10	1.80	1.56
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	Jan-33	Nov-30	Dec-19	Mar-17	Jan-15	Apr-13	Dec-11

Impac CMB Trust Series 2003-5, Class B

Price-DM Sensitivity Report

Settlement:	4/30/03
Class Balance:	$15,000,000
Pass-Thru Margin (pre-step-up):	3.000%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at 98.34594%	322	333	371	385	401	419	436
WAL (yr)	9.39	5.88	2.53	2.07	1.72	1.45	1.26
MDUR (yr)	7.57	4.89	2.31	1.91	1.60	1.37	1.19
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	May-13	May-13	Dec-07	Feb-07	Jun-06	Dec-05	Aug-05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at 98.34594%	366	350	385	397	411	425	439
WAL (yr)	18.12	7.46	3.26	2.67	2.23	1.90	1.63
MDUR (yr)	11.66	5.74	2.82	2.36	2.00	1.72	1.49
First Prin Pay	May-03	May-03	May-03	May-03	May-03	May-03	May-03
Last Prin Pay	Jan-33	Nov-30	Dec-19	Mar-17	Jan-15	Apr-13	Dec-11

[Available Funds Rate Schedule and Collateral Tables to follow]



Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.08	5.08
2	5.20	15.15
3	5.16	15.06
4	5.15	15.65
5	5.13	15.90
6	4.74	16.16
7	4.74	16.91
8	4.74	16.79
9	4.79	17.47
10	4.82	17.75
11	4.80	17.18
12	5.07	18.71
13	5.10	18.56
14	5.21	19.30
15	5.24	19.84
16	5.37	20.59
17	5.45	20.86
18	5.76	21.00
19	5.94	21.84
20	5.97	21.57
21	6.33	22.72
22	6.42	22.93
23	6.29	21.06
24	6.36	15.20
25	6.20	12.29
26	6.23	12.45
27	6.32	12.64
28	6.34	12.81
29	6.35	12.85
30	6.62	13.24
31	6.72	13.53
32	6.73	13.44
33	6.97	13.94
34	6.99	14.00
35	6.91	13.07
36	7.09	12.75

Period	Available Rate (2)	Available Rate (3)
37	7.12	12.73
38	7.14	12.85
39	7.20	13.08
40	7.23	13.20
41	7.24	13.22
42	7.37	13.27
43	7.43	13.45
44	7.42	13.39
45	7.69	13.91
46	7.70	13.94

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves, assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 2000 basis points in period 2 (and remains constant thereafter) and includes all projected cash proceeds from the Derivative Contracts.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

IMPAC CMB Trust Series 2003-5 Stat

$298,391,224 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		1,474	
Total Outstanding Balance		$298,391,224	
Average Loan Balance		$202,436	$185 to $1,000,000
WA Mortgage Rate		6.034%	2.375% to 15.000%
Net WAC		5.497%	1.993% to 14.243%
ARM Characteristics			
WA Gross Margin		3.324%	1.500% to 8.150%
WA Months to First Roll		16	1 to 79
WA First Periodic Cap		2.286%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.064%	1.000% to 2.500%
WA Lifetime Cap		12.171%	8.375% to 18.740%
WA Lifetime Floor		3.617%	1.500% to 11.740%
WA Original Term (months)		354	174 to 360
WA Remaining Term (months)		342	71 to 360
WA Age (months)		12	0 to 116
WA LTV		79.53%	15.96% to 124.85%
WA FICO		692	
WA DTI%		39.06%	
Secured by (% of pool)	1st Liens	97.22%	
	2nd Liens	2.78%	
Prepayment Penalty at Loan Orig (% of all loans)		71.10%	
Prepay Moves Exempted	Soft	28.23%	
	Hard	42.87%	
	UNK	0.00%	
	No Prepay	28.90%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	62.73%	SFR	66.78%	REDUCED	26.92%	PUR	60.32%	OWNER	86.32%	0	28.90%
FL	7.46%	PUD	15.78%	FULL	21.55%	REFI/CO	27.33%	INV HM	11.59%	6	0.19%
CO	2.74%	CND	9.95%	NO RATIO	18.33%	REFI	12.34%	2ND HM	2.10%	12	22.97%
IL	2.57%	4 FAMILY	2.42%	NISA	16.91%	CONST/PERM	0.01%			24	19.73%
TX	2.18%	2 FAMILY	2.03%	SISA	9.12%					36	11.64%
										60	16.57%

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

$298,391,224 ARM and Fixed Rate Mortgage Loans

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30/15 Fixed Balloon	142	$7,540,236	2.53
15Yr Fixed	65	$2,140,159	0.72
20Yr Fixed	14	$522,267	0.18
25Yr Fixed	1	$26,557	0.01
30Yr Fixed	61	$5,332,234	1.79
30Y LIB6M	155	$36,635,594	12.28
30Y LIB6M-IO	260	$72,642,393	24.34
2/28 LIB6M	362	$71,434,996	23.94
2/28 LIB6M-IO	118	$32,815,274	11.00
3/27 LIB6M	82	$15,829,251	5.30
3/27 LIB6M-IO	15	$4,671,600	1.57
5/25 LIB6M	125	$24,489,331	8.21
5/25 LIB6M-IO	34	$11,321,753	3.79
7/23 LIB6M	1	$253,943	0.09
7/1 LIB12M	1	$152,291	0.05
30Y CMT1Y	8	$3,471,168	1.16
2/1 CMT1Y	4	$503,149	0.17
3/1 CMT1Y	20	$6,138,140	2.06
5/1 CMT1Y	6	$2,470,890	0.83
	1474	**$298,391,224**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	169	$5,505,452	1.85
$ 50,000.01 to $ 100,000	215	$15,888,984	5.32
$ 100,000.01 to $ 150,000	240	$30,096,434	10.09
$ 150,000.01 to $ 200,000	229	$39,770,428	13.33
$ 200,000.01 to $ 250,000	187	$42,018,991	14.08
$ 250,000.01 to $ 300,000	138	$37,793,422	12.67
$ 300,000.01 to $ 350,000	95	$30,634,376	10.27
$ 350,000.01 to $ 400,000	70	$26,213,265	8.78
$ 400,000.01 to $ 450,000	38	$16,222,880	5.44
$ 450,000.01 to $ 500,000	38	$18,113,394	6.07
$ 500,000.01 to $ 550,000	11	$5,803,361	1.94
$ 550,000.01 to $ 600,000	15	$8,529,810	2.86
$ 600,000.01 to $ 650,000	6	$3,753,276	1.26
$ 650,000.01 to $ 700,000	7	$4,693,949	1.57
$ 700,000.01 to $ 750,000	8	$5,900,701	1.98
$ 750,000.01 to $1,000,000	8	$7,452,503	2.50
	1474	**$298,391,224**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000 - 2.499	1	$258,000	0.09
2.500 - 2.999	4	$1,386,409	0.46
3.000 - 3.499	9	$2,908,703	0.97
3.500 - 3.999	47	$12,733,108	4.27
4.000 - 4.499	79	$22,665,815	7.60
4.500 - 4.999	120	$33,115,683	11.10
5.000 - 5.499	150	$41,046,735	13.76
5.500 - 5.999	319	$72,165,373	24.18
6.000 - 6.499	93	$20,737,936	6.95
6.500 - 6.999	112	$28,509,129	9.55
7.000 - 7.499	65	$12,314,698	4.13
7.500 - 7.999	68	$12,746,564	4.27
8.000 - 8.499	53	$10,952,785	3.67
8.500 - 8.999	61	$8,605,834	2.88
9.000 - 9.499	49	$4,036,830	1.35
9.500 - 9.999	54	$4,538,836	1.52
10.000 - 10.499	33	$1,896,249	0.64
10.500 - 10.999	47	$2,878,115	0.96
11.000 - 11.499	20	$1,299,594	0.44
11.500 - 11.999	22	$1,491,439	0.50
12.000 - 12.499	11	$573,233	0.19
12.500 - 12.999	9	$271,545	0.09
13.000 - 13.499	7	$249,996	0.08
13.500 - 13.999	22	$502,441	0.17
14.000 - 14.499	13	$382,295	0.13
14.500 - 14.999	5	$114,266	0.04
15.000 - 15.499	1	$9,615	0.00
	1474	**$298,391,224**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	34	$789,776	0.26
121 - 180	182	$9,180,025	3.08
181 - 240	10	$559,564	0.19
241 - 300	37	$4,202,942	1.41
301 - 360	1211	$283,658,917	95.06
	1474	**$298,391,224**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	3	$244,081	0.08
20.01 - 25.00	2	$76,598	0.03
25.01 - 30.00	2	$94,634	0.03
30.01 - 35.00	3	$721,599	0.24
35.01 - 40.00	5	$553,908	0.19
40.01 - 45.00	9	$1,943,139	0.65
45.01 - 50.00	11	$2,033,064	0.68
50.01 - 55.00	15	$5,860,987	1.96
55.01 - 60.00	28	$5,462,182	1.83
60.01 - 65.00	40	$10,657,864	3.57
65.01 - 70.00	176	$53,389,587	17.89
70.01 - 75.00	81	$17,955,021	6.02
75.01 - 80.00	389	$93,686,728	31.40
80.01 - 85.00	36	$7,050,122	2.36
85.01 - 90.00	330	$60,308,401	20.21
90.01 - 95.00	168	$29,463,621	9.87
95.01 - 100.00	158	$8,464,007	2.84
100.01 - 105.00	1	$12,616	0.00
105.01 - 110.00	1	$16,053	0.01
110.01 - 115.00	5	$120,565	0.04
115.01 - 120.00	3	$83,638	0.03
120.01 - 125.00	8	$192,811	0.06
	1474	**$298,391,224**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$76,111	0.03
AZ	37	$5,617,994	1.88
AR	3	$315,802	0.11
CA	770	$187,188,094	62.73
CO	43	$8,169,171	2.74
CT	10	$1,793,924	0.60
DE	1	$21,989	0.01
DC	7	$1,561,986	0.52
FL	129	$22,253,881	7.46
GA	21	$2,138,197	0.72
HI	11	$2,277,107	0.76
ID	3	$252,274	0.08
IL	44	$7,662,733	2.57
IN	6	$472,823	0.16
IA	2	$243,285	0.08
KY	3	$455,288	0.15
ME	1	$70,000	0.02
MD	30	$6,081,767	2.04
MA	12	$3,184,324	1.07
MI	18	$3,272,737	1.10

$298,391,224 ARM and Fixed Rate Mortgage Loans

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MN	8	$1,545,096	0.52
MS	7	$468,204	0.16
MO	7	$668,377	0.22
NE	1	$39,569	0.01
NV	24	$3,394,620	1.14
NJ	20	$3,718,844	1.25
NM	5	$679,322	0.23
NY	17	$3,983,208	1.33
NC	11	$1,319,815	0.44
OH	12	$1,255,442	0.42
OK	2	$217,577	0.07
OR	21	$2,190,681	0.73
PA	15	$1,677,333	0.56
SC	19	$2,554,575	0.86
TN	10	$1,369,390	0.46
TX	56	$6,493,538	2.18
UT	17	$2,446,693	0.82
VA	25	$5,139,262	1.72
WA	42	$6,014,835	2.02
WV	2	$64,948	0.02
WI	1	$40,409	0.01
	1474	**$298,391,224**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	7	$1,289,505	0.43
781 - 800	42	$7,634,261	2.56
761 - 780	80	$18,972,948	6.36
741 - 760	123	$28,736,035	9.63
721 - 740	149	$36,282,184	12.16
701 - 720	169	$37,403,523	12.54
681 - 700	205	$43,596,179	14.61
661 - 680	196	$39,455,940	13.22
641 - 660	207	$40,015,631	13.41
621 - 640	150	$28,842,022	9.67
601 - 620	43	$5,351,988	1.79
581 - 600	32	$3,989,003	1.34
561 - 580	19	$1,797,094	0.60
541 - 560	15	$1,654,501	0.55
521 - 540	17	$1,758,565	0.59
501 - 520	8	$930,972	0.31
500 or Less	8	$458,983	0.15
Missing	4	$221,890	0.07
	1474	**$298,391,224**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	1008	$199,256,251	66.78
PUD	193	$47,098,306	15.78
CND	174	$29,702,230	9.95
4 FAMILY	27	$7,232,448	2.42
2 FAMILY	28	$6,062,275	2.03
3 FAMILY	13	$3,933,734	1.32
CND (HIGH RISE)	18	$3,841,645	1.29
TWN HM	3	$639,375	0.21
MNF HM	9	$497,973	0.17
LEASE HOLD	1	$126,990	0.04
	1474	**$298,391,224**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	906	$179,981,435	60.32
REFI/CASH-OUT	390	$81,557,813	27.33
REFI	177	$36,815,912	12.34
CONST/PERM	1	$36,065	0.01
	1474	**$298,391,224**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	1272	$257,560,036	86.32
INV HOME	169	$34,573,638	11.59
2ND HOME	33	$6,257,550	2.10
	1474	**$298,391,224**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	285	$80,330,876	26.92
FULL	469	$64,288,438	21.55
NO RATIO	253	$54,682,045	18.33
NISA	276	$50,465,675	16.91
SISA	93	$27,210,525	9.12
NINA	90	$18,331,670	6.14
ALT	7	$2,753,995	0.92
LISA	1	$328,000	0.11
	1474	**$298,391,224**	**100.00**



$298,391,224 ARM and Fixed Rate Mortgage Loans

Range of Margin
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.500 - 1.749	2	$433,000	0.15
1.750 - 1.999	7	$2,554,250	0.90
2.000 - 2.249	17	$5,228,847	1.85
2.250 - 2.499	32	$7,844,161	2.77
2.500 - 2.749	112	$33,587,035	11.88
2.750 - 2.999	255	$72,338,770	25.58
3.000 - 3.249	162	$44,622,889	15.78
3.250 - 3.499	91	$20,906,255	7.39
3.500 - 3.749	43	$10,023,781	3.54
3.750 - 3.999	35	$6,731,375	2.38
4.000 - 4.249	153	$27,623,950	9.77
4.250 - 4.499	86	$15,108,313	5.34
4.500 - 4.749	62	$10,375,793	3.67
4.750 - 4.999	10	$1,504,341	0.53
5.000 - 5.249	93	$18,333,726	6.48
5.250 - 5.499	7	$1,419,782	0.50
5.500 - 5.749	5	$1,009,836	0.36
5.750 - 5.999	6	$1,176,681	0.42
6.000 - 6.249	2	$389,071	0.14
6.250 - 6.499	1	$248,000	0.09
6.500 - 6.749	3	$324,435	0.11
6.750 - 6.999	4	$488,473	0.17
7.250 - 7.499	2	$434,563	0.15
8.000 - 8.249	1	$122,445	0.04
	1191	**$282,829,772**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Next Interest Adjustment Date
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
05/03	77	$13,196,725	4.67
06/03	81	$14,606,540	5.16
07/03	49	$10,069,728	3.56
08/03	35	$9,486,553	3.35
09/03	155	$41,257,208	14.59
10/03	250	$61,611,277	21.78
11/03	43	$10,017,550	3.54
01/04	2	$185,158	0.07
02/04	3	$983,857	0.35
03/04	1	$118,691	0.04
04/04	5	$1,506,643	0.53
10/04	9	$1,417,163	0.50
11/04	25	$4,259,290	1.51
12/04	23	$4,273,578	1.51
01/05	10	$1,576,682	0.56
02/05	13	$3,701,494	1.31
03/05	93	$24,065,018	8.51
04/05	137	$33,476,782	11.84
05/05	27	$6,852,700	2.42
01/06	3	$518,980	0.18
02/06	13	$2,414,192	0.85
03/06	15	$4,939,220	1.75
04/06	16	$4,320,500	1.53
05/06	6	$1,255,300	0.44
11/07	1	$445,813	0.16
01/08	2	$258,560	0.09
02/08	21	$4,800,107	1.70
03/08	50	$12,722,076	4.50
04/08	22	$7,726,750	2.73
05/08	2	$359,400	0.13
10/09	1	$152,291	0.05
11/09	1	$253,943	0.09
	1191	**$282,829,772**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Range of Months to Roll
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	690	$160,245,581	56.66
7 - 12	11	$2,794,350	0.99
13 - 18	9	$1,417,163	0.50
19 - 24	328	$78,205,545	27.65
32 - 37	53	$13,448,193	4.75
50 - 55	1	$445,813	0.16
56 - 61	97	$25,866,893	9.15
74 - 79	2	$406,233	0.14
	1191	**$282,829,772**	**100.00**

Lifetime Rate Cap
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7.991 - 8.499	1	$258,000	0.09
8.500 - 8.999	4	$1,386,409	0.49
9.000 - 9.499	9	$2,908,703	1.03
9.500 - 9.999	46	$12,524,247	4.43
10.000 - 10.499	82	$23,682,991	8.37
10.500 - 10.999	116	$32,078,126	11.34
11.000 - 11.499	117	$31,586,659	11.17
11.500 - 11.999	169	$47,676,122	16.86
12.000 - 12.499	85	$23,063,540	8.15
12.500 - 12.999	98	$25,323,161	8.95
13.000 - 13.499	69	$13,968,961	4.94
13.500 - 13.999	83	$15,725,105	5.56
14.000 - 14.499	94	$16,482,642	5.83
14.500 - 14.999	121	$21,912,428	7.75
15.000 - 15.499	43	$6,046,370	2.14
15.500 - 15.999	30	$4,934,894	1.74
16.000 - 16.499	9	$1,372,846	0.49
16.500 - 16.999	10	$1,367,395	0.48
17.000 - 17.499	2	$195,114	0.07
18.000 - 18.499	2	$213,614	0.08
18.500 - 18.999	1	$122,445	0.04
	1191	**$282,829,772**	**100.00**

$298,391,224 ARM and Fixed Rate Mortgage Loans

Initial Periodic Rate Cap
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	404	$107,307,056	37.94
1.500	13	$2,225,563	0.79
2.000	39	$12,908,347	4.56
3.000	675	$146,041,529	51.64
4.000	2	$614,084	0.22
5.000	53	$12,840,249	4.54
6.000	5	$892,943	0.32
	1191	**$282,829,772**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1115	$262,573,192	92.84
1.500	27	$4,782,655	1.69
2.000	47	$14,859,840	5.25
2.500	2	$614,084	0.22
	1191	**$282,829,772**	**100.00**

Lifetime Rate Floor
(Excludes 283 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	1086	$258,882,259	91.53
5.001 - 6.000	23	$6,587,033	2.33
6.001 - 7.000	22	$6,771,765	2.39
7.001 - 8.000	19	$4,732,100	1.67
8.001 - 9.000	18	$3,025,419	1.07
9.001 - 10.000	15	$2,077,137	0.73
10.001 - 11.000	4	$289,610	0.10
11.001 - 12.000	4	$464,448	0.16
	1191	**$282,829,772**	**100.00**


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

$298,391,224 ARM and Fixed Rate Mortgage Loans

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	159	$5,108,134	1.71
$ 50,000.01 to $ 100,000	215	$15,501,548	5.20
$ 100,000.01 to $ 150,000	235	$28,893,016	9.68
$ 150,000.01 to $ 200,000	233	$39,921,140	13.38
$ 200,000.01 to $ 250,000	187	$41,621,740	13.95
$ 250,000.01 to $ 300,000	143	$38,605,450	12.94
$ 300,000.01 to $ 350,000	98	$31,314,097	10.49
$ 350,000.01 to $ 400,000	70	$25,788,944	8.64
$ 400,000.01 to $ 450,000	40	$17,009,327	5.70
$ 450,000.01 to $ 500,000	37	$17,632,650	5.91
$ 500,000.01 to $ 550,000	12	$6,119,650	2.05
$ 550,000.01 to $ 600,000	15	$8,496,954	2.85
$ 600,000.01 to $ 650,000	7	$4,331,422	1.45
$ 650,000.01 to $ 700,000	7	$4,693,949	1.57
$ 700,000.01 to $ 750,000	8	$5,900,701	1.98
$ 750,000.01 to $ 800,000	1	$770,000	0.26
$ 800,000.01 to $ 850,000	1	$826,000	0.28
$ 900,000.01 to $ 950,000	2	$1,875,000	0.63
$ 950,000.01 to $1,000,000	4	$3,981,503	1.33
	1474	**$298,391,224**	**100.00**